Graphite Corporation

1031 Railroad St., Suite 102A

Elko, Nevada

89801

January 28, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dean Brazier, Lilyanna Peyser and Mara Ransom

Re:	Graphite Corp., Current Report on Form 8-K Filed August 13, 2014 File No. 000-54336

Dear Mr. Brazier, Ms. Peyser and Ms. Ransom:

I hereby acknowledge receipt of your response dated January 6, 2015. Please accept my apology for the late reply. We accept your designation of Graphite Corp. (“GC”) as a shell company and confirm that our future filings will identify GC as a shell company and that, among other things, we will check the appropriate box regarding shell company status on the cover page of such filings and provide appropriate accompanying disclosure. We further confirm our understanding that we will be required to provide appropriate disclosure on Form 8-K regarding our change in shell company status.

You also asked about the shell status of Advance Graphene Ltd., a company organized and existing under the laws of the State of Israel (“AGL”). AGL is not and has never been a shell company within the meaning of US federal securities laws. AGL came into existence on May 22, 2014 and immediately commenced operations in the area of advanced nanomaterials by identifying promising nanotechnologies, performing due diligence and licensing its first such technology (the “Technology”) from another Israeli company called Graphene Materials Ltd. (“GML”) in August 2014. GML had licensed a graphene flakes production technology from Ben Gurion University and, in turn, sub-licensed it to AGL on August 1, 2014. This is described in more detail in our quarterly report on Form 10-Q for the third quarter of calendar 2014 filed with the Securities Exchange Commission in November 2014. Since the date it commenced operations in May 2014 to-date, AGL has been actively involved in the development of the Technology, including transferring $100,000 to GML in October 2014, sending samples of graphene flakes to labs for analysis, marketing efforts, sending samples of graphene flakes to potential customers and development of a commercialization plan.

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In my telephone discussion with Dean Brazier earlier today, I had asked if our super 8-K to be filed over the next few months can be filed as an amendment to our 8-K filed on August 13, 2014, which will have the effect of starting the one year shell company status period from such date (as opposed to starting it on the date on which the super 8-K is actually filed).

I remain at your disposal for further discussion of this matter at your convenience.

I can be reached on mfradom@gmail.com or on +972 52 798 0831.

Yours truly,

By:
Mark Radom
Chief Executive Officer